

July 28, 2009

By Facsimile and U.S. Mail
Mr. Gregory Rotelli
Chief Financial Officer
Toro Ventures Inc
14000 Tahiti Way, #302,
 Marina Del Ray, CA 90202

  Re: Toro Ventures Inc.
     Form 10-KSB for the Fiscal Year Ended June 30, 2008
     Filed September 26, 2008
     Response Letter Dated July 7, 2009
     File No. 000-51974

Dear Mr. Rotelli :

   We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated July 7, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Report of Independent Registered Public Accounting Firm

1. We note your response to comment one of our letter dated May 19, 2009 which includes an audit report for the fiscal year ended June 30, 2007.   Please include an audit report for the period from inception to June 30, 2008.

2. We note your response to comment two of our letter dated May 19, 2009 which specifies that your auditors are located in Vaughan, Ontario. Please ensure that the audit report includes the city and state where issued as required by Rule 2-02(a)(3) of Regulation S-X.

3. We note your response to comment three of our letter dated May 19, 2009 which indicates that you changed auditors during the fiscal year ended June 30, 2007.

As indicated in the May 19, 2009 comment letter, please file an Item 4.01 Change in Registrant's Certifying Accountant on Form 8-K to disclose this change in auditors.

Item 8A: Controls and Procedures

4. We note your response to comment four of our letter dated May 19, 2009 which indicates that your certifying officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. Please modify this disclosure to specify that your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to reflect that that it ensures the matters specifically cited in Exchange Act Rules 13a-15(e) and 15d-15(e) or provide the entire definition cited in such Rules.

5. We note your response to comment five of our letter dated May 19, 2009 which indicates that "there have been no changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses." Please remove this disclosure as it is duplicative in that your response to comment six provides the appropriate disclosure regarding change in internal control over financial reporting.

6. We note your response to comment six of our letter dated May 19, 2009 which specifies that you have identified one material weakness in your internal control over financial reporting but lacks a conclusion regarding the effectiveness. Please modify to specify as to whether or not your internal control over financial reporting is effective. In addition, please include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(1)-(3) of Regulation S-K.

7. We note your response to comment seven of our letter dated May 19, 2009. Please contact us to discuss.

Exhibit 31.1

8. We note your response to comment nine of our letter dated May 19, 2009 which specifies that you revised the introductory language of paragraph 4 to Exhibit 31.1. Please note that the introductory language of paragraph 4 to Exhibit 31 should include a reference that the certifying officers are responsible for establishing and maintaining internal control over financial reporting. Please modify accordingly.

General

9.   We note your response to comment ten of our letter dated May 19, 2009. It is unclear as to whether you intend to file an amendment to your Form 10-KSB for the fiscal year ended June 30, 2008. Please note that if you determine that filing an amendment to your Form 10-KSB for the fiscal year ended June 30, 2008 is necessary, please do so by filing Form 10-K/A and follow the Smaller Reporting Company disclosure rules.

Form 10-Q for the Quarterly Period Ended September 30, 2008

10.   We note your response to comment 11 of our letter dated May 19, 2009 which specifies that you record revenues when cash is collected. However, your accounts receivable account as of September 30, 2008 totals $14,295 which is the same amount recorded in revenues for the three months ended September 30, 2008. Further, your summary of significant accounting policies in note 2 indicates that you record revenues from sale of oil upon the passage of title. Please revise or advise.

11.   We note your response to comment 11 of our letter dated May 19, 2009. Please clarify how you calculated the estimated gross proved reserves used in the amortization of costs. In addition, please clarify how you determined that you remain a development stage company as of September 30, 2009. Refer to paragraph 8 of SFAS 7.

12.   We note your response to comment 12 of our letter dated May 19, 2009 which specifies that costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method. However, we further note that you have not recorded any such depletion and amortization for the three months ended September 30, 2008. Please revise or advise.

13.   We note your response to comment 12 of our letter dated May 19, 2009 which specifies that when properties are disposed of, the sale proceeds are, firstly, applied as a recovery of property acquisition costs, and secondly, as a gain or loss recorded in current operations. Please clarify how this policy is consistent with Rule 4-10(c)(6)(i) of Regulation S-X.

14.   We note that you have commenced operations and have interests in proved oil and gas reserves. Please provide the disclosure requirements of SFAS 69.

15.   As requested in our letter dated May 19, 2009, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief